Pricing Term Sheet dated May 20, 2009	Filed pursuant to Rule 433 Registration File No. 333-159348 Supplementing the Preliminary Prospectus Supplements dated May 19, 2009 and the Prospectus dated May 19, 2009

Hertz Global Holdings, Inc.

Concurrent Offerings of

46,000,000 Shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

and

$450 million aggregate principal amount of 5.25% Convertible Senior Notes due 2014

(the “Convertible Senior Notes Offering”)

This free writing prospectus relates only to the concurrent offerings of shares of Common Stock and 5.25% Convertible Senior Notes due 2014 and should be read together with (1) the preliminary prospectus supplement, dated May 19, 2009, filed pursuant to Rule 424(b)(3) under the Securities Act, relating to the Common Stock Offering, including the documents incorporated therein by reference, (2) the preliminary prospectus supplement, dated May 19, 2009, filed pursuant to Rule 424(b)(3) under the Securities Act, relating to the Convertible Senior Notes Offering, including documents incorporated therein by reference, and (3) the related base prospectus, dated May 19, 2009, forming a part of Registration Statement No. 333-159348.

Issuer:	Hertz Global Holdings, Inc.
Symbol for common stock:	HTZ

Common Stock Offering

Title of securities:	Common stock, par value $0.01 per share, of the Issuer
Shares offered:	46,000,000 shares (or a total of 52,900,000 shares if the underwriters exercise in full their option to purchase up to 6,900,000 additional shares of the Issuer’s common stock)
Concurrent private offering:	32,101,182 shares at a purchase price of $6.2303 per share

The consummation of the private offering is subject to customary conditions, including the accuracy of the Company’s representations and warranties in all material respects, as well as the consummation of the common stock offering and the delivery of an information statement to stockholders.

Outstanding common stock after Common Stock Offering and concurrent private offering:

401,947,517 shares (or a total of 408,847,517 shares if the underwriters exercise in full their option to purchase up to 6,900,000 additional shares of the Issuer’s common stock in the Common Stock Offering), based on 323,846,335 shares outstanding at May 18, 2009

Closing sale price of issuer’s common stock on the NYSE on May 20, 2009:	$6.76
Price to public:	$6.50 per share
Underwriting discount per share:	$0.2697 per share
Net proceeds to issuer after underwriting discount:

Net proceeds from this offering will be approximately $286,593,800 (or $329,582,870 if the underwriters’ option to purchase additional shares is exercised in full) after deducting underwriting discounts.

Trade date:	May 20, 2009
Settlement date:	May 27, 2009
Joint book-running managers:	J.P. Morgan Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
Lead manager:	Deutsche Bank Securities Inc.
Co-Managers:	ABN AMRO Incorporated BNP Paribas Securities Corp. Calyon Securities (USA) Inc.
Capitalization:	The following table replaces the table set forth on page S-36 of the preliminary prospectus supplement for the Common Stock Offering:

	As of March 31, 2009 (Unaudited)
	(Dollars in thousands)
	Actual	As Adjusted for the Common Stock Offering(1)	As Further Adjusted for the Concurrent Note Offering(1)(2)	As Further Adjusted for the Private Offering(1)
Cash and equivalents	$557,071	$843,663	$1,280,163	$1,480,163
Total debt
Fleet debt(3)	$5,191,811	$5,191,811	$5,191,811	$5,191,811
Corporate debt(4)	4,500,813	4,500,813	4,500,813	4,500,813
5.25% Convertible Senior Notes due 2014	—	—	329,160	329,160
Total debt (including current portion)	9,692,624	9,692,624	10,021,784	10,021,784
Equity
Common stock, par value $0.01 per share, 2,000,000,000 shares authorized; 323,374,461 shares outstanding (actual) and 369,374,461 and 401,477,189 shares outstanding (as adjusted)	3,234	3,694	3,694	4,015
Additional paid-in capital	2,513,095	2,799,227	2,869,314	3,068,993
Accumulated deficit	(1,099,805)	(1,099,805)	(1,099,805)	(1,099,805)
Accumulated other comprehensive loss	(126,396)	(126,396)	(126,396)	(126,396)
Total Hertz Global Holdings, Inc. and Subsidiaries stockholders’ equity	1,290,128	1,576,720	1,646,807	1,846,807
Noncontrolling Interest	17,953	17,953	17,953	17,953
Total equity	1,308,081	1,594,673	1,664,760	1,864,760
Total capitalization	$11,000,705	$11,287,297	$11,686,544	$11,886,544

(1)  The net proceeds of this offering and the concurrent notes offering and Private Offering are included in “Cash and equivalents.”

(2)  We adopted FSP APB 14-1, ‘‘Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)’’ (‘‘FSP APB 14-1’’). Proceeds from the concurrent offering of the Convertible Notes will be allocated between debt and equity based on FSP ABP 14-1. The debt component will have a discount of $120.8 million, reducing the outstanding debt balance and increasing ‘‘Additional paid-in capital’’ by $70.1 million, net of tax.

(3)  Fleet debt consists of our U.S. Fleet Debt, obligations incurred under our International Fleet Debt facilities, our International ABS Fleet Financing Facility, capital lease financings relating to revenue earning equipment that are outside our International Fleet Debt facilities, our Fleet Financing Facility, our Brazilian Fleet Financing Facility, our Canadian Fleet Financing Facility, our Belgian Fleet Financing Facility, our U.K. Leveraged Financing and the pre-Acquisition ABS Notes. For a description of these facilities see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing’’ in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated by reference herein.

(4)  Corporate debt consists of senior notes outstanding prior to the Acquisition, borrowings under our Senior Term Facility, borrowings under our Senior ABL Facility, our Senior Notes, our Senior Subordinated Notes, and certain other indebtedness of our domestic and foreign subsidiaries. For a description of these facilities, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing’’ in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated by reference herein.

Convertible Notes Offering

Title of securities:	5.25% Convertible Senior Notes due 2014 (the “Notes”) of the
Issuer
Aggregate principal amount offered:	$450,000,000 ($517,500,000 if the underwriters exercise in full their option to purchase up to $67,500,000 additional aggregate principal amount of Notes)
Maturity date:	June 1, 2014, unless earlier converted or repurchased by us at your option upon a fundamental change.
Price to public/Par value:	100% / $1,000 per note
Underwriting discount per note:	$30.00 per note
Net proceeds to issuer after underwriting discount:

Net proceeds from this offering will be approximately $436,500,000 (or $501,975,000 if the underwriters’ option to purchase additional Notes is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses.

Coupon:	5.25%
Interest payment dates:	June 1 and December 1, beginning December 1, 2009
Conversion premium over common stock offering price:	27.5%
Reference price:	$6.50 per share of the Issuer’s common stock, the public offering price per share in the common stock offering
Conversion premium:	Approximately 27.5% above the reference price
Conversion price:	Approximately $8.2875 per share
Conversion rate:	120.6637 shares of the Issuer’s common stock per $1,000 principal amount of the Notes
Trade date:	May 20, 2009
Settlement date:	May 27, 2009
Joint Book-Running Managers:	J.P. Morgan Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
Lead Manager:	Deutsche Bank Securities Inc.
Co-Managers:	ABN AMRO Incorporated BNP Paribas Securities Corp. Calyon Securities (USA) Inc.
CUSIP:	42805T AA3
ISIN:	US42805TAA34
Adjustment to conversion rate upon certain fundamental changes:

If a “make-whole fundamental change” (as defined in the prospectus supplement) occurs and a holder of Notes elects to convert its Notes in connection with such fundamental change, the Company will, under certain circumstances, increase the conversion rate for the Notes so surrendered for conversion. The following table sets forth the number of additional shares to be received per $1,000 in principal amount of Notes for each stock price and effective date set forth below:

Stock Price on Fundamental Change Date

Effective Date	$6.50	$8.50	$10.50	$12.50	$14.50	$16.50	$18.50	$20.50	$22.50	$24.50	$26.50	$28.50	$30.50	$32.50
5/27/2009	33.1825	21.9078	15.7359	12.0158	9.5623	7.8336	6.5537	5.5693	4.7895	4.1570	3.6343	3.1956	2.8227	2.5025
6/1/2010	33.1825	20.5574	14.3027	10.6949	8.4004	6.8288	5.6889	4.8251	4.1473	3.6010	3.1511	2.7740	2.4536	2.1781
6/1/2011	33.1825	18.9499	12.4366	8.9306	6.8354	5.4715	4.5199	3.8183	3.2778	2.8471	2.4946	2.2000	1.9497	1.7343
6/1/2012	33.1825	16.3434	9.6022	6.3712	4.6465	3.6259	2.9625	2.4958	2.1459	1.8710	1.6469	1.4596	1.2997	1.1614
6/1/2013	33.1825	11.9201	5.1183	2.6449	1.6803	1.2493	1.0160	0.8646	0.7529	0.6637	0.5894	0.5261	0.4713	0.4232
6/1/2014	33.1825	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•                  If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $32.50 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•                  If the stock price is less than $6.50 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the Notes exceed 153.8462 per $1,000 in principal amount of Notes, subject to adjustments as described in the prospectus supplement.

Capitalization:	The following table replaces the table set forth on page S-41 of the preliminary prospectus supplement for the Convertible Notes Offering:

	As of March 31, 2009 (Unaudited)
	(Dollars in thousands)
	Actual	As Adjusted for the Notes Offering(1)(2)	As Further Adjusted for the Concurrent Common Stock Offering(2)	As Further Adjusted for the Private Offering(2)
Cash and equivalents	$557,071	$993,571	$1,280,163	$1,480,163
Total debt
Fleet debt(3)	$5,191,811	$5,191,811	$5,191,811	$5,191,811
Corporate debt(4)	4,500,813	4,500,813	4,500,813	4,500,813
5.25% Convertible Senior Notes due 2014		329,160	329,160	329,160
Total debt (including current portion)	9,692,624	10,021,784	10,021,784	10,021,784
Equity
Common stock, par value $0.01 per share, 2,000,000,000 shares authorized; 323,374,461 shares outstanding (actual) and 369,374,461 and 401,477,189 shares outstanding (as adjusted)	3,234	3,234	3,694	4,015
Additional paid-in capital	2,513,095	2,583,182	2,869,314	3,068,993
Accumulated deficit	(1,099,805)	(1,099,805)	(1,099,805)	(1,099,805)
Accumulated other comprehensive loss	(126,396)	(126,396)	(126,396)	(126,396)
Total Hertz Global Holdings, Inc. and Subsidiaries stockholders’ equity	1,290,128	1,360,215	1,646,807	1,846,807
Noncontrolling Interest	17,953	17,953	17,953	17,953
Total equity	1,308,081	1,378,168	1,664,760	1,864,760
Total capitalization	$11,000,705	11,399,952	$11,686,544	$11,886,544

(1)  We adopted FSP APB 14-1, ‘‘Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)’’ (‘‘FSP APB 14-1’’). Proceeds from this offering will be allocated between debt and equity based on FSP APB 14-1. The debt component will have a discount of $120.8 million, reducing the outstanding debt balance and increasing ‘‘Additional paid-in capital’’ by $70.1 million, net of tax.

(2)  The net proceeds of this offering and the concurrent common stock offering and the Private Offering are included in ‘‘Cash and equivalents.’’

(3)  Fleet debt consists of our U.S. Fleet Debt, obligations incurred under our International Fleet Debt facilities, our International ABS Fleet Financing Facility, capital lease financings relating to revenue earning equipment that are outside our International Fleet Debt facilities, our Fleet Financing Facility, our Brazilian Fleet Financing Facility, our Canadian Fleet Financing Facility, our Belgian Fleet Financing Facility, our U.K. Leveraged Financing and the pre-Acquisition ABS Notes. For a description of these facilities see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing’’ in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated by reference herein

(4)  Corporate debt consists of senior notes outstanding prior to the Acquisition, borrowings under our Senior Term Facility, borrowings under our Senior ABL Facility, our Senior Notes, our Senior Subordinated Notes, and certain other indebtedness of our domestic and foreign subsidiaries. For a description of these facilities, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing’’ in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated by reference herein.

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the prospectus, preliminary prospectus supplement relating to the Common Stock Offering or preliminary prospectus supplement relating to the Convertible Notes Offering, the terms of this Pricing Term Sheet shall govern.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC for the offerings to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, copies may be obtained from J.P. Morgan Securities Inc., Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002; or from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free 1 (866) 471-2526, or fax 212-902-9316, or email prospectusny@ny.email.gs.com; or from Merrill Lynch & Co., Attn: Prospectus Department, 4 World Financial Center, 250 Vesey Street, New York, NY 10080, (212) 449-1000; or from Barclays Capital Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, call toll-free 1(888) 603-5847, or email a request to barclaysprospectus@broadridge.com. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

This information does not purport to be a complete description of these securities or the offering.  Please refer to the prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.